Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V18674-P96104 3. Release of supervisory directors from liability for the exercise of their duties during the financial year 2022 2. Release of managing directors from liability for the exercise of their duties during the financial year 2022 4. Appointment of Michael Brosnan as member of the Supervisory Board 5. Appointment of the external auditor for the financial year 2024 1. Adoption of the annual accounts over the financial year 2022 For Against Abstain ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! CUREVAC N.V. The Board of Directors recommends you vote FOR proposals 1 through 5. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. CUREVAC N.V. FRIEDRICH-MIESCHER-STRASSE 15 TUEBINGEN 72076 GERMANY VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 23:59 p.m. CEST on 16 June 2023. Follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 23:59 p.m. CEST on 16 June 2023. Have the proxy card mailed to you in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, by 23:59 p.m. CEST on 16 June 2023. VOTE BY EMAIL Mark, sign and date your proxy card and return it via email to agm2023@curevac.com by 23:59 p.m. CEST on 16 June 2023. SCAN TO VIEW MATERIALS & VOTEw

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice of Meeting is available at www.proxyvote.com V18675-P96104 CUREVAC N.V. Annual General Meeting of Shareholders 19 June 2023 This proxy is solicited by the Board of Directors The undersigned hereby registers for the annual general meeting of shareholders of CureVac N.V. to be held on 19 June 2023 at 14:00 p.m. Central European Summer Time (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to each civil law notary and candidate civil law notary working with NautaDutilh N.V. (each, a "Proxyholder") to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of CureVac N.V. that the undersigned is entitled to vote at the AGM, and to exercise any other right of the undersigned which the undersigned would be allowed to exercise at the AGM. This power of attorney is granted with full power of substitution. The relationship between the undersigned and each Proxyholder is governed exclusively by the laws of the Netherlands. The AGM will be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands). This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side